

December 16, 2014

<u>Via E-mail</u>
Thomas L. Mitchell
Executive Vice President and Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

   Re: Devon Energy Corporation
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed February 28, 2014
      File No. 1-32318

Dear Mr. Mitchell:

  We refer you to our comment letter dated November 17, 2014, regarding countries that have been identified as state sponsors of terrorism. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Roger Schwall
   Assistant Director
   Division of Corporation Finance

   Jeremy Humphers
   Senior Vice President and Chief Accounting Officer
   Devon Energy Corporation